[redacted]

08028065

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8-00175

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shelby Cullom Davis & Co., ~~Inc.~~ LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Rosanoff (212) 207-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Warren Rosanoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shelby Cullom Davis & Co., L.P., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anthony Frazia
Notary Public, State of New York
No. 01FR6038769
Qualified in Westchester County
Commission Expires March 20, 2010

Notary Public

Signature

Chief Operating Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shelby Cullom Davis & Co., L. P.

Member
New York Stock Exchange

Telephone 212-207-3500
Facsimile 212-207-3542

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

****

609 Fifth Avenue
New York, N.Y. 10017

Shelby Cullom Davis & Co., L.P.
Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	261,289
Deposit with clearing organization		96,463
Receivables from brokers and dealers and clearing organizations		2,178,416
Securities owned		
Marketable securities, at market value		3,986,229,918
Not readily marketable, at fair value		35,570,775
Dividends and interest receivable		1,540,149
Furniture, equipment and leasehold improvements net of accumulated depreciation of $1,644,173		86,502
Other assets		99,887
Total assets	$	4,026,063,399
Liabilities and Partners' Capital		
Liabilities		
Securities loaned	$	595,000,230
Bank loans		136,197,000
Payable to brokers and dealers		2,392,251
Accounts payable and accrued expenses		2,955,216
Total liabilities		736,544,697
Partners' capital		3,289,518,702
Total liabilities and partners' capital	$	4,026,063,399

The accompanying notes are an integral part of this financial statement.

1. Organization

Shelby Cullom Davis & Co., L.P. (the "Company" and/or "Partnership") is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, trading primarily in equity securities. Proprietary and customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

The Partnership Agreement was amended on October 23, 2007 to reflect a change in capital interests. A partner received a distribution of securities valued at $58,517,595.

Under the terms of the Partnership Agreement, the Partnership will terminate on December 31, 2035.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2007. Actual amounts could differ materially from the estimates included in the financial statements.

Securities Owned

Proprietary securities transactions are recorded on a trade date basis. Positions in marketable securities are presented at market value. Market value is generally based on quoted market prices. Positions in not readily marketable securities are valued at fair value as determined by management.

Encumbered Securities

Encumbered securities amount to approximately $973 million, of which approximately $700 million are encumbered in connection with securities loaned transactions and approximately $273 million are encumbered in connection with bank loan activities.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or amounts that approximate fair value.

Revenue Recognition

Securities transactions, commission revenues and the related clearing expenses are recorded on a trade-date basis. Interest income is recorded when earned.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment is recorded at cost and depreciated using accelerated methods over the estimated useful lives of five to seven years. Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Unincorporated Business Tax
As a partnership, the Company is not liable for federal or state income taxes. Each partner is responsible to report separately its distributive share of Company income or loss to tax authorities. The Company is subject to the New York City Unincorporated Business Tax, but incurred no expense for the year ended December 31, 2007.

3. Securities Owned

Securities owned consists of investments, at market and fair value as follows:
Marketable Securities valued at market value:

Money Market Funds	$ 223,404,057
Equity Funds	2,667,931,152
Equity Securities	1,094,894,709
Total	$ 3,986,229,918
Not Readily Marketable Securities valued at Fair Value:	
Investment Partnerships	$ 35,570,775

Approximately $2.9 billion is invested in money market and equity funds sponsored and managed by a related party. Marketable equity securities, other than encumbered securities, are held at the Depository Trust Company or with the clearing broker.

Securities not readily marketable consist of investments in a number of limited partnerships. Due to the inherent uncertainty as to the valuation of securities and investments stated at fair value, the estimated values may differ significantly from the values that would have been used had ready markets existed.

The Company may at times maintain security positions which involve substantial amounts and significant exposure to individual issuers and businesses. Such security positions are continuously monitored by management.

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2007:

Computers and equipment	$ 605,506
Furniture and fixtures	433,138
Leasehold improvements	692,031
	1,730,675
Accumulated depreciation and amortization	1,644,173
	$ 86,502

5. Bank Loans

Bank loans consist of amounts borrowed on an overnight basis from one financial institution, with interest at variable rates based on the Federal Funds rate. The interest rate on the loans is approximately 4.85 % at December 31, 2007.

The Company has committed credit lines currently totaling $150 million, which may be utilized through issuances of letters of credit or through direct borrowings that are converted to bank loans, of which approximately $136.2 million is outstanding at December 31, 2007. Interest expense relating to the loans outstanding during the year was approximately $7.1 million for the year ended December 31, 2007. This loan outstanding at December 31, 2007 is collateralized by equity funds valued at approximately $273.3 million.

6. Securities Loaned

The Company has a securities lending agreement with another broker-dealer. Under the agreement, the maximum value of securities loaned may be $700 million. The counterparty has the right to re-hypothecate such securities. The Company receives a fee for the use of its securities and pays a rebate on the cash collateral based on the federal funds rate.

The stock loan agreement mentioned above contains various financial covenants, including maintenance of $1.0 billion of net capital, as defined in the Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule") under the Securities Exchange Act of 1934 (see Note 7).

7. Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital under the alternative method, which states that a broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregated debit items computed in accordance with the formula for determination of reserve requirements (SEC Rule 15c3-3). At December 31, 2007, the Company had net capital as defined of $2,579,968,913 which exceeded its minimum requirement of $250,000 by $2,579,718,913.

8. Commitments

The Company entered into a sub-lease agreement with an affiliate as of November 1, 2007. Accordingly, its non-cancellable operating lease for office space in New York City will expire on October 31, 2010. It replaces its previously held five-year lease renewal option that was effective from November 1, 2005, under which the Company was the tenant and the affiliate was the sub-tenant. This sub-lease is subject to escalation based upon increases in operating expenses and real estate taxes. The Company's future annual obligation under the sublease is approximately $150,000 per year through the term of the sublease.

9. Financial Instruments with Off-Balance Sheet Credit Risk

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities loaned in compliance with internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations of all customers.

The Company receives cash collateral approximating 85% of the market value of securities loaned. In the event the other party to these transactions is unable to return the securities loaned, the Company may be exposed to the risk of replacing the securities at prevailing market prices.

The Company may, at times, maintain significant securities positions which are subject to fluctuations in market value. In order to control the risk, security positions are monitored on at least a daily basis.

The Company, as an introducing broker, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker, a New York Stock Exchange member firm, and promptly transmits all customer funds and securities to the clearing broker, who carries all the accounts of such customers. This activity may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

The Company utilizes the services of a clearing broker for the settlement of proprietary transactions. These transactions may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

From time to time, the Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. There was no amount in excess of the FDIC insured limits at December 31, 2007.

10. Defined Contribution Plans

The Company sponsors a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all employees, and provides for participants to defer salary, up to statutory limitations. The Company matches contributions equal to 100% of eligible employees pre-tax contributions up to 5% of total compensation not to exceed the statutory limitation.

The Company also sponsors a defined contribution profit sharing plan, which covers all employees who were employed on the last day of the plan year or who terminated employment during the plan year but worked at least 501 hours during the plan year. The Company, at its discretion, may make profit sharing contributions, which will be allocated among all eligible employees whether or not they make elective deferrals. The Company has elected to contribute 3% of compensation up to statutory limits.

11. Management and Advisory Services

The Company has entered into an agreement whereby parties related to the general partner provide assistance in allocating and managing the Company's capital. These parties are compensated based on agreements that are in place between the Company and the parties providing the service. Approximately $19.7 million was charged to the Company in connection with this agreement for the year ended December 31, 2007.

****

The Company's Statement of Financial Condition as of December 31, 2007 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Partners
Shelby Cullom Davis & Co., L.P.

We have audited the accompanying statement of financial condition of Shelby Cullom Davis & Co., L.P. (the "Company") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shelby Cullom Davis & Co., L.P. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 26, 2008

END